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Filed Pursuant to Rule 433
Registration Statement No. 333-33230
December 13, 2007
Text of Article Published in December 2007 Electronic Newsletter published by BetterInvesting
Founded in 1946, Lowe’s has grown from a small hardware store in North Wilkesboro, North Carolina to the second largest home improvement retailer worldwide.
Although times have changed, Lowe’s values have not. Customers still drive our business and Lowe’s is committed to providing excellent customer service to the approximately 13 million customers who shop our stores each week. Our vision is to provide customer-valued solutions with the best prices, products and services to make Lowe’s the first choice in home improvement.
Today, Lowe’s operates more than 1,475 stores in 49 states and 3 stores in Canada, but we continue to see opportunities to become more convenient to home improvement consumers as we expand our reach. In fiscal 2007, Lowe’s is on track to open approximately 153 stores, and recently opened its first stores outside the U.S. in Toronto, Canada. Also, Lowe’s recently announced plans to expand into Monterrey, Mexico in 2009.
As Lowe’s expands, we continue to invest in our existing stores ensuring they remain bright, clean, well-organized and easy to shop. Evidence of our success is illustrated by our continued unit market share gains, according to third party data. Our focused growth strategy has resulted in compound annual growth rates of 18% in sales, and 23% in earnings per share from fiscal year 1994 through fiscal year 2006.* Information about Lowe’s results of operations during the first nine months of fiscal year 2007 is available either on Lowe’s.com or on the website of the Securities and Exchange Commission at www.sec.gov.
Our Direct Stock Purchase Plan (“DSPP”) provides individual investors a convenient, low-fee method to become Lowe’s shareholders. Our plan has a low minimum initial investment of only $250, and after joining you can make additional investments for as little as $25. Investors can even set up automatic monthly purchases and choose to have their cash dividends reinvested. To learn more about Lowe’s, call (888) 345-6937 today for an investor packet or visit Lowes.com/investor to learn more about our Direct Stock Purchase Plan.
Lowe’s has filed a registration statement (including a prospectus) with the SEC for the offering of Lowe’s shares to which this communication relates. This is not an offer to sell or a solicitation to buy any securities in any jurisdiction. Before you enroll in the DSPP, you should read the prospectus and other reports and documents Lowe’s has filed with the SEC for more complete information about Lowe’s and this offering. You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov. You may also view the prospectus at Lowes.com/investor and read these other reports and documents at Lowes.com/investor. Alternatively, Lowe’s will arrange to send you the prospectus if you request it by calling toll-free (877) 282-1174.
*Past performance does not guarantee future results. The forward looking language contained in the Company’s most recent Annual Report is incorporated by reference. All rights reserved. Lowe’s and the gable design are registered trademarks of LF, LLC.